SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549




                            FORM 11-K
                          ANNUAL REPORT





                Pursuant to Section 15(d) of the
               Securities and Exchange Act of 1934
           For the fiscal year ended December 31, 1993


                 Commission File Number:  1-9223


                SERVICE MERCHANDISE COMPANY, INC.
                   SAVINGS AND INVESTMENT PLAN




                SERVICE MERCHANDISE COMPANY, INC.
        P.O. Box 24600, Nashville, Tennessee  37202-4600
                        (mailing address)
   7100 Service Merchandise Drive, Brentwood, Tennessee  37027
             (address of principal executive office)









                This document contains 19 pages.

Financial Statements and Schedules



   Description                                                         Page
   -----------                                                         ----
   Financial Statements:

   Independent Auditors' Report . . . . . . . . . . . . . . . . . . . .  3

   Statements of Net Assets Available for Plan Benefits as of
   December 31, 1993 and December 31, 1992 . . . . . . . . . . . . . . . 4

   Statements of Changes in Net Assets Available for Plan
   Benefits for Years Ended December 31, 1993
   and December 31, 1992 . . . . . . . . . . . . . . . . . . . . . . . . 5

   Notes to Financial Statements . . . . . . . . . .  . . . . . . . . .  6-15

   Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16


   Supplemental Schedules:


   Schedule I - Item 27a--Schedule of Assets Held for
   Investment Purposes as of December 31, 1993 and
   December 31, 1992 . . . . . . . . . . . . . . . . . . . . . . . . . . 17

   Schedule II - Item 27d--Schedule of Reportable
   Transactions for the Year Ended December 31, 1993  . . . . . . . . .  18

   Consent:

   Independent Auditors' Consent (Exhibit 23). . . . . . . . . . . . . . 19



   NOTE: Other schedules not included have been omitted as they are not applicable.

Deloitte &
     Touche
                                                      Suite 2400
                                                424 Church Street
                                        Nashville, TN  37219-2396
                                                   (615) 259-1800


INDEPENDENT AUDITORS' REPORT


SAVINGS PLAN COMMITTEE
Service Merchandise Company, Inc.
  Savings and Investment Plan
Nashville, Tennessee

We have audited the accompanying statements of net assets available for Plan benefits of the Service Merchandise Company, Inc. Savings and Investment Plan as of December 31, 1993 and 1992, and the related statement of changes in net assets available for Plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Service Merchandise Company, Inc. Savings and Investment Plan as of December 31, 1993 and 1992 and the changes in its net assets available for Plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes and (2) reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the financial statements referred to above is presented for purposes of additional analysis rather than to present the net assets available for Plan benefits and changes in net assets available for Plan benefits of each fund. The supplemental schedules and fund information, which are the responsibility of the Plan's management, have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


 /s/ DELOITTE & TOUCHE
______________________
DELOITTE & TOUCHE
June 17, 1994




Deloitte Touche
Tohmatsu
International


SERVICE MERCHANDISE COMPANY, INC.
SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                                  December 31,
                                                                1993         1992
                                                             ________________________
Assets:

   Investments - current value
      (cost:  $59,769,414 and $50,792,573, respectively)     $65,598,341  $66,712,157
   Receivables:
    Loans to employees                                         4,551,495    3,558,070
    Employee contributions                                       178,818      439,329
    Employer contributions                                        70,274      102,465
    Dividends and interest                                         5,893        9,982
                                                             ___________  ___________
       Total assets                                           70,404,821   70,822,003
                                                             ___________  ___________

Liabilities:
   Payable to Plan participants                                  360,493      644,082
                                                             ___________   __________
       Total liabilities                                         360,493      644,082
                                                             ___________  ___________
Net assets available for Plan benefits                       $70,044,328  $70,177,921
                                                             ===========  ===========

See Notes to Financial Statements.


SERVICE MERCHANDISE COMPANY, INC.
SAVINGS AND INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                              Year Ended
                                                              December 31,
                                                          1993          1992
                                                        _________________________
Net assets available for Plan benefits,
     beginning of year                                  $70,177,921   $46,176,269
                                                        ___________   ___________
Additions:
     Employee contributions                               9,183,749     9,703,913
     Employer contributions                               3,606,001     3,848,566
     Dividend and interest income                         2,470,076     1,827,108
     Trustee fees reimbursed by employer                          -        47,634
     Net appreciation/(depreciation) in investments      (8,009,618)   13,963,990
                                                        ___________   ___________
       Total additions                                    7,250,208    29,391,211
                                                        ___________   ___________

Deductions:
     Payments to Plan participants                        7,383,801     5,341,925
     Administrative expenses                                      -        47,634
                                                        ___________   ___________
       Total deductions                                   7,383,801     5,389,559
                                                        ___________   ___________
Net additions/(deductions)                                 (133,593)   24,001,652
                                                        ___________   ___________
Net assets available for Plan benefits,
     end of year                                        $70,044,328   $70,177,921
                                                        ===========   ===========

See Notes to Financial Statements.

                               -5-

                SERVICE MERCHANDISE COMPANY, INC.
                   SAVINGS AND INVESTMENT PLAN
                  NOTES TO FINANCIAL STATEMENTS
          FISCAL YEARS ENDED DECEMBER 31, 1993 AND 1992

NOTE 1:  DESCRIPTION OF THE PLAN

     The Service Merchandise Company, Inc. Savings and Investment Plan (the "Plan") is a qualified defined contribution plan, under Section 401(a) and 401(k) of the Internal Revenue Code, covering eligible associates of Service Merchandise Company, Inc. (the "Company"). The Plan was created on July 1, 1983 and amended and restated February 6, 1991, effective January 1, 1989. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

     The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     Eligibility
     -----------
     All associates are eligible upon completing one year of qualified service, as defined in the Plan agreement, and reaching a minimum age of 21.

     Contributions
     -------------
     Associates may contribute through salary deferral from 1% to 15% of their annual salary.

     The Plan provides for a matching contribution to be made by the Company based on the ratio of "net profit," as defined, to net sales of the Company for the fiscal year corresponding with the previous Plan year. "Net profit" is defined as the Company's net profit 1) after deducting contributions to the Company's pension plan, if any, 2) excluding any additional interest and expenses attributable to the Company's 1989 recapitalization, and 3) excluding the provision for income taxes and any extraordinary items.

             Net Profit as Percentage of
                Sales for Fiscal Year
             Corresponding with Previous          Employer Match
                      Plan Year                      Percentage
          --------------------------------        --------------
                         0%                              0%
          Greater than 0% but less than 1%              10%
             1% or more but less than 2%                20%
             2% or more but less than 3%                30%
             3% or more but less than 4%                40%
                     4% or more                         50%

     The Company's matching contribution is limited to the first
     6% of participant contributions. The Company matching contribution was at the 50% level in 1993 and 1992.
                               -6-

page <7>

                SERVICE MERCHANDISE COMPANY, INC.
                   SAVINGS AND INVESTMENT PLAN
                  NOTES TO FINANCIAL STATEMENTS
          FISCAL YEARS ENDED DECEMBER 31, 1993 AND 1992


     Vesting
     -------
     Participants are immediately 100% vested in all associate and Company contributions.

     Participant Accounts
     --------------------
     Each participant's account is credited with the participant's contribution and Company's matching contribution. Plan earnings are allocated based on the participant's pro-rata share of each investment fund.

     Investment Options
     ------------------
     Under the Plan, participants have a variety of investment options available. Except for the Service Merchandise Company, Inc. Common Stock Fund, the funds are proprietary products of T. Rowe Price, the investment manager and Plan trustee. Prior to April 1992, funds offering substantially equivalent investment opportunities, except as noted below, were available through the then investment manager and Plan trustee of First American Trust Company, N.A.

     Participants may invest their account, in minimum whole increments of 1%, in any of the following investment options:

         Service Merchandise Company, Inc. Common Stock Fund:
         consists exclusively of the Company's registered common stock.

         U.S. Treasury Fund (previously, Money Market
         Securities):  consists entirely of investments in United
         States Treasury securities and other obligations directly guaranteed by the U.S. Government.

         New Income Fund (previously, Common Trust Fund - Bonds): consists of investments in a variety of debt securities such as corporate bonds, U.S. and Canadian Government issues, certificates of deposit and commercial paper.

         Equity Income Fund (previously, Common Trust Fund -
         Stocks): consists of investments in corporate equity securities.

         Balanced Fund*: consists of 60% of investments in equity securities of established companies and 40% in U.S. Government and investment grade bonds.

         Spectrum Growth Fund*: consists of investments in a diversified group of domestic and international T. Rowe
         Price funds which invest principally in equity securities.
                               -7-
page <8>

                SERVICE MERCHANDISE COMPANY, INC.
                   SAVINGS AND INVESTMENT PLAN
                  NOTES TO FINANCIAL STATEMENTS
          FISCAL YEARS ENDED DECEMBER 31, 1993 AND 1992


         Capital Appreciation Fund*: consists of investments in equity securities of established companies offering above-average prospects for capital appreciation.

         Guaranteed Investment Contracts**: consists of investments in guaranteed investment contracts issued by insurance companies. This fund was managed by NationsBank of Tennessee.

         *   New fund in 1992.
         **  Fund eliminated in 1992.

     Earnings from the funds, consisting primarily of interest and dividends, are automatically reinvested in their respective fund.

     At December 31, 1993, there were a total of 7,591 participants in the Plan. Employee participation, by fund, at December 31, 1993 was as follows:

              Service Merchandise
              Company, Inc.
                 Common Stock Fund          4,095
              U.S. Treasury Fund            4,023
              New Income Fund               2,725
              Equity Income Fund            2,395
              Capital Appreciation Fund       842
              Balanced Fund                   721
              Spectrum Growth Fund            716

     Payment of Benefits
     -------------------
     Upon termination of employment prior to retirement, all participant balances less than $3,500 are distributed in a lump-sum amount. Balances above $3,500 may, at the participant's option, be distributed in a lump-sum or held until retirement. As of December 31, 1993 and 1992, net assets available for benefits included benefits of $2,745,576 and $1,663,529, respectively, due to participants who have withdrawn from participation in the Plan.

     Upon retirement, the participant has the option of receiving either a lump-sum distribution or a monthly payment over a period of not less than five and not more than fifteen years.

     Distributions upon the death of a participant shall be made in a lump-sum amount.

     Tax Effect on Participants
     --------------------------
     Participants' contributions, subject to certain regulatory maximums, are in tax deferred dollars. Company matching contributions and investment earnings allocated to participants' accounts are not taxable to the participant until the amounts are distributed from the Plan.
                               -8-

                SERVICE MERCHANDISE COMPANY, INC.
                   SAVINGS AND INVESTMENT PLAN
                  NOTES TO FINANCIAL STATEMENTS
          FISCAL YEARS ENDED DECEMBER 31, 1993 AND 1992


NOTE 2:  SUMMARY OF ACCOUNTING POLICIES

     Method of Accounting
     --------------------
     The Plan's financial statements are prepared on the accrual basis of accounting.

     Reclassification
     ----------------
     Certain amounts in the 1992 financial statements have been reclassified to conform with the 1993 presentation.

     Investments
     -----------
     Investments are valued based on quoted market prices as of the last day of the Plan year. Guaranteed Investment
     Contracts are valued at their contract value as of the last day of the Plan year.

     Net Appreciation (Depreciation) on Investments
     ----------------------------------------------
     Net appreciation (depreciation) on investments includes both realized and unrealized appreciation (depreciation).


NOTE 3:  SHARE OR UNIT VALUES

     Units of each investment fund are allocated daily based on changes in market valuation and participant contributions;
     Company contributions are allocated quarterly. The market value, per share or unit, by fund was as follows:





Fund               December 31, 1992    March 31, 1993       June 30, 1993       September 30, 1993      December 31, 1993
____________________________________________________________________________________________________________________________________
                    Shares              Shares              Shares               Shares                  Shares
                      or      Market      or      Market      or      Market       or        Market        or       Market
                    Units     Value     Units     Value     Units     Value      Units       Value       Units      Value
____________________________________________________________________________________________________________________________________
Service
Merchandise
Company, Inc.
Common Stock
Fund                1,934,608  $14.50   2,035,952  $11.37   2,012,452  $11.37     2,047,049   $10.87      2,045,065   $10.00

New Income Fund     1,346,196    9.00   1,241,429    9.21   1,245,279    9.31     1,276,439     9.45      1,297,186     9.24

Equity Income
Fund                  489,046   15.63     535,976   16.30     598,545   16.43       626,796    16.83        686,075    16.65

U.S. Treasury
Fund               16,759,038    1.00  16,433,502    1.00  16,233,965    1.00    16,000,702     1.00     16,101,525     1.00

Capital
Appreciation
Fund                   87,163   11.39     101,865   11.90     122,093   12.23       143,159    12.55        165,708    12.66

Spectrum Growth
Fund                   33,330   10.54      72,902   10.99      87,224   11.32        97,946    11.97        150,784    11.87

Balanced Fund          59,325   11.07      83,189   11.36     104,333   11.38       116,565    11.77        145,114    12.02

SERVICE MERCHANDISE COMPANY, INC.
SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FISCAL YEARS ENDED DECEMBER 31, 1993 AND 1992

NOTE 4:  INVESTMENTS

The following table presents the fair values, as determined by quoted market prices as of the last day of the Plan year, of the Plan's investments:



                                          December 31,1993                        December 31,1992
                                    _______________________________________________________________________
                                    Number of                            Number of
                                    Shares or                            Shares or
                                      Units                                Units
                                       of                    Current        of                     Current
          Description             Participation     Cost      Value    Participation    Cost        Value
___________________________________________________________________________________________________________
Service Merchandise
   Company, Inc. Common
   Stock Fund                        2,045,065 $15,828,100 $20,450,647     1,934,608 $12,586,132 $28,051,820

Service Merchandise
   Company, Inc. Common
   Stock - Cash                              -           -       5,085             -           -     140,924

New Income Fund (previously,
  Common Trust Fund - Bonds)         1,297,186  11,687,945  11,986,001     1,346,196  11,993,226  12,115,770

Equity Income Fund (previously,
  Common Trust Fund - Stocks)          686,075  10,806,167  11,423,145       489,046   7,447,509   7,643,793

U.S. Treasury Fund (previously,
  Money Market Securities)          16,101,525  16,101,525  16,101,525    16,759,038  16,759,038  16,759,038

Capital Appreciation Fund              165,708   1,980,798   2,097,858        87,163   1,012,804     992,789

Spectrum Growth Fund                   150,784   1,716,401   1,789,808        33,330     350,669     351,299

Balanced Fund                          145,114   1,648,478   1,744,272        59,325     643,195     656,724
                                               ___________ ___________               ___________ ___________
        Total investments                      $59,769,414 $65,598,341               $50,792,573 $66,712,157
                                               =========== ===========               =========== ===========



The allocation by investment fund, of net assets available for benefits as of December 31, 1993 and 1992 and changes in net assets available for benefits for the years ended December 31, 1993 and 1992, are as follows on pages 11 through 14:


SERVICE MERCHANDISE COMPANY, INC.
SAVINGS AND INVESTMENT PLAN
ALLOCATION OF PLAN ASSETS AND LIABILITIES TO INVESTMENT PROGRAMS
December 31, 1993

                         Service
                       Merchandise
                      Company, Inc.     New                     U.S.        Capital     Spectrum
                      Common Stock     Income      Equity     Treasury   Appreciation    Growth    Balanced    Employee
                          Fund          Fund        Fund        Fund         Fund         Fund       Fund     Loan Fund      Total
___________________________________________________________________________________________________________________________________
Assets:
  Investments -
   current value      $20,455,732  $11,986,001 $11,423,145 $16,101,525    $2,097,858 $1,789,808 $1,744,272           -  $65,598,341
  Receivables:
   Loans to employees       9,793        5,848       5,614      10,185           935        950        941  $4,517,229    4,551,495
   Employee
    contributions          49,915       28,511      31,411      43,033        10,038      8,071      7,839           -      178,818
   Employer
    contributions          18,919       11,061      11,954      17,085         3,992      4,071      3,192           -       70,274
   Dividends and
    interest                1,801          935         964       1,690           133        197        173           -        5,893
                      ___________  ___________ ___________ ___________    __________ __________ __________  __________  ___________
     Total assets      20,536,160   12,032,356  11,473,088  16,173,518     2,112,956  1,803,097  1,756,417   4,517,229   70,404,821
                      ___________  ___________ ___________ ___________    __________ __________ __________  __________  ___________

Liabilities:
    Payable to Plan
     participants         107,920       61,822      74,060      56,923        18,937     18,991     21,840           -      360,493
                      ___________  ___________ ___________  __________    __________ __________ __________  __________  ___________
    Total liabilities     107,920       61,822      74,060      56,923        18,937     18,991     21,840           -      360,493
                      ___________  ___________ ___________  __________    __________ __________ __________  __________  ___________
Net assets available
  for Plan benefits   $20,428,240  $11,970,534 $11,399,028 $16,116,595    $2,094,019 $1,784,106 $1,734,577  $4,517,229  $70,044,328
                      ===========  =========== =========== ===========    ========== ========== ==========  ==========  ===========


                                                 -11-
page <12>

SERVICE MERCHANDISE COMPANY, INC.
SAVINGS AND INVESTMENT PLAN
ALLOCATION OF PLAN ASSETS AND LIABILITIES
TO INVESTMENT PROGRAMS
December 31, 1992


                            Service
                          Merchandise
                         Company, Inc.      New                   U.S.       Capital     Spectrum
                          Common Stock    Income      Equity    Treasury   Appreciation   Growth    Balanced   Employee
                              Fund         Fund        Fund       Fund         Fund        Fund       Fund    Loan Fund     Total
____________________________________________________________________________________________________________________________________
Assets:
  Investments -
   current value            $28,192,744 $12,115,770 $7,643,793 $16,759,038     $992,789   $351,299   $656,724          - $66,712,157
  Receivables:
    Loans to employees           13,839       9,763      6,402      17,152        1,232        321        512 $3,508,849   3,558,070
    Employee
     contributions              124,732      80,342     60,481     135,741       19,244      8,609     10,180          -     439,329
    Employer
     contributions               30,110      17,638     15,534      30,324        4,182      2,047      2,630          -     102,465
    Dividends and
     interest                     3,033       1,838      1,369       3,323          232         94         93          -       9,982
                            ___________ ___________ __________ ___________    _________   ________   ________ __________ ___________
      Total assets           28,364,458  12,225,351  7,727,579  16,945,578    1,017,679    362,370    670,139  3,508,849  70,822,003
                            ___________ ___________ __________ ___________    _________   ________   ________ __________ ___________

Liabilities:
    Payable to Plan
      participants              308,197      95,498     95,498     109,147       15,203     11,047      9,492          -     644,082
                            ___________ ___________ __________ ___________    _________   ________   ________ __________ ___________
      Total
       liabilities              308,197      95,498     95,498     109,147       15,203     11,047      9,492          -     644,082
                            ___________ ___________ __________ ___________    _________   ________   ________ __________ ___________
Net assets available
   for Plan benefits        $28,056,261 $12,129,853 $7,632,081 $16,836,431   $1,002,476   $351,323   $660,647 $3,508,849 $70,177,921
                            =========== =========== ========== ===========   ==========   ========   ======== ========== ===========


SERVICE MERCHANDISE COMPANY, INC.
SAVINGS AND INVESTMENT PLAN
ALLOCATION OF PLAN INCOME AND CHANGES IN PLAN EQUITY TO
INVESTMENT PROGRAMS
For the Year Ended December 31, 1993

                        Service
                      Merchandise
                     Company, Inc.     New                     U.S.      Capital     Spectrum
                     Common Stock    Income      Equity     Treasury  Appreciation    Growth    Balanced    Employee
                         Fund         Fund        Fund        Fund        Fund        Fund       Fund      Loan Fund      Total
____________________________________________________________________________________________________________________________________
Net assets available
  for Plan benefits,
  beginning of year  $28,056,261  $12,129,853  $7,632,081  $16,836,431  $1,002,476    $351,323    $660,647  $3,508,849  $70,177,921
                     ___________  ___________ ___________  ___________  __________  __________  __________  __________  ___________
Additions:
  Employee
   contributions       2,671,771    1,533,422   1,484,836    2,462,926     452,062     270,505     308,227           -    9,183,749
  Employer
   contributions       1,030,656      606,742     587,307      982,946     165,363     108,761     124,226           -    3,606,001
  Dividend and
   interest income        92,974      807,565     814,334      487,836      85,368     124,880      57,119           -    2,470,076
  Net appreciation/
   (depreciation)
    in investment     (9,198,749)     303,582     547,477            -     144,897      96,683      96,492           -   (8,009,618)
                     ___________  ___________ ___________  ___________  __________  __________  __________  __________  ___________
    Total additions   (5,403,348)   3,251,311   3,433,954    3,933,708     847,690     600,829     586,064           -    7,250,208
                     ___________  ___________ ___________  ___________  __________  __________  __________  __________  ___________
Deductions:
  Payments to Plan
   participants        2,180,328    1,520,514     931,604    1,995,697      89,255     243,160      67,327     355,916    7,383,801
                     ___________  ___________ ___________  ___________  __________  __________  __________  __________  ___________
    Total deductions   2,180,328    1,520,514     931,604    1,995,697      89,255     243,160      67,327     355,916    7,383,801
                     ___________  ___________ ___________  ___________  __________  __________  __________  __________  ___________
Net transfers
  between funds          850,196   (1,363,714)  1,779,160   (1,619,041)    375,996   1,119,592     600,913  (1,743,102)           -

Employee loans
  processed             (894,541)    (526,402)   (514,563)  (1,038,806)    (42,888)    (44,478)    (45,720)  3,107,398            -
                     ___________  ___________ ___________  ___________  __________  __________  __________  __________  ___________
Net additions
  (deductions)        (7,628,021)    (159,319)  3,766,947     (719,836)  1,091,543   1,432,783   1,073,930   1,008,380     (133,593)
                     ___________  ___________ ___________  ___________  __________  __________  __________  __________  ___________
Net assets available
  for Plan benefits,
  end of year        $20,428,240  $11,970,534 $11,399,028  $16,116,595  $2,094,019  $1,784,106  $1,734,577  $4,517,229  $70,044,328
                     ===========  =========== ===========  ===========  ==========  ==========  ==========  ==========  ===========

                             -13-



SERVICE MERCHANDISE COMPANY, INC.
SAVINGS AND INVESTMENT PLAN
ALLOCATION OF PLAN INCOME AND CHANGES IN PLAN EQUITY TO
INVESTMENT PROGRAMS
For the Year Ended December 31, 1992

                      Service
                      Merchan-                                                   Capital
                        dise
                      Company,       New                                U.S.      Appre-   Spectrum
                        Inc.
                       Common       Income      Equity                Treasury   ciation    Growth  Balanced  Employee
                       Stock
                        Fund         Fund        Fund        GIC        Fund       Fund      Fund     Fund    Loan Fund     Total
____________________________________________________________________________________________________________________________________
Net assets
 available for
 Plan benefits,
 beginning of year  $12,021,754  $8,830,313  $4,754,747 $6,465,434  $10,668,171          -        -        - $3,435,850  $46,176,269
                    ___________  __________  __________ __________  ___________ __________ ________ ________ __________  ___________

Additions:
  Employee
   contributions      2,634,294   1,863,828   1,233,959    528,515    2,969,414   $242,621 $109,956 $121,326          -    9,703,913
  Employer
   contributions      1,036,776     744,753     497,035    208,822    1,172,850     92,450   41,687   54,193          -    3,848,566
  Dividend and
   interest income       52,690     585,004     384,526     23,430      622,387     55,393   24,180   14,013     65,485    1,827,108
  Administrative
   expenses
   reimbursed by
   employer              40,616           -           -      7,018           -           -        -        -          -       47,634
  Net appreciation/
   (depreciation)
   in investments    13,721,072     102,475      48,312    191,789      (96,549)   (19,173)   1,264   14,800          -   13,963,990
                    ___________  __________  __________ __________  ___________ __________ ________ ________ __________   __________
   Total additions   17,485,448   3,296,060   2,163,832    959,574    4,668,102    371,291  177,087  204,332     65,485   29,391,211
                    ___________  __________  __________ __________  ___________ __________ ________ ________ __________   __________

Deductions:
  Payments to Plan
   participants       2,132,983     756,522     553,534    (13,537)   1,610,049     22,893   15,827   13,398    250,256    5,341,925
  Trustee expenses       40,616           -           -      7,018           -           -        -        -          -       47,634
                    ___________  __________  __________ __________  ___________ __________ ________ ________ __________   __________
   Total deductions   2,173,599     756,522     553,534     (6,519)   1,610,049     22,893   15,827   13,398    250,256    5,389,559
                    ___________  __________  __________ __________  ___________ __________ ________ ________ __________   __________


Net transfers
   between funds      1,420,280   1,282,861   1,525,136 (7,261,599)   4,355,796    667,355  196,232  472,512 (2,658,573)           -

Employee loans
  processed            (697,622)   (522,859)   (258,100)  (169,928)  (1,245,589)   (13,277)  (6,169)  (2,799) 2,916,343            -
                    ___________ ___________  __________ __________  ___________ __________ ________ ________ __________   __________
Net additions
  (deductions)       16,034,507   3,299,540   2,877,334 (6,465,434)   6,168,260  1,002,476  351,323  660,647     72,999   24,001,652
                    ___________ ___________  __________ __________  ___________ __________ ________ ________ __________   __________
Net assets available
  for Plan benefits,
  end of year       $28,056,261 $12,129,853  $7,632,081          -  $16,836,431 $1,002,476 $351,323 $660,647 $3,508,849  $70,177,921
                    =========== ===========  ========== ==========  =========== ========== ======== ======== ==========  ===========

page <15>

                SERVICE MERCHANDISE COMPANY, INC.
                   SAVINGS AND INVESTMENT PLAN
                  NOTES TO FINANCIAL STATEMENTS
          FISCAL YEARS ENDED DECEMBER 31, 1993 AND 1992


NOTE 5:  LOANS TO PARTICIPANTS

     Participants may borrow from their account balance after one year of participation in the Plan. Outstanding loans cannot exceed 50% of the participant's account balance and are subject to a maximum of $50,000 and a minimum of $1,000. Loans bear interest at 1% over the prime rate in effect at loan origination, and repayment periods generally range from one to five years. At December 31, 1993, 1,868 participants had loans outstanding from the Plan.

NOTE 6:  ADMINISTRATION OF THE PLAN

     The Plan is administered by the Employee Benefit Plan Committee appointed by the Company's Board of Directors. Effective April 1, 1992, T. Rowe Price of Baltimore, Maryland began serving as trustee and investment manager. Prior to that date, the Plan trustee and investment manager was First American Trust Company, N.A., of Nashville, Tennessee. Currently, trustee fees are paid directly by the Company. Prior to April 1992, trustee fees were paid by the Plan and then reimbursed by the Company.

NOTE 7:  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Plan assets will be distributed, if permissible, or transferred to participants in relation to their account balances.

NOTE 8:  INCOME TAXES

     The Plan has received a determination letter indicating it is qualified under Section 401(a) and meets the additional requirements of Section 401(k) of the Internal Revenue Code. The Plan is exempt from federal income tax under Section 501(a) of the Internal Revenue Code.

     The Plan intends to apply for a determination letter with regard to the Plan Amendment and Restatement and anticipates a favorable ruling upon application.

NOTE 9:  SUBSEQUENT EVENT

     As of June 17, 1994, the market price of Service Merchandise Company, Inc. common stock had declined to $7 per share from a price of $10 per share at December 31, 1993. As of December 31, 1993, approximately 31.2% of the Plan's net assets were invested, at the participants' direction as discussed in Note 1, in Service Merchandise Company, Inc. common stock.

                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
         Act of 1934, the Committee has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                  SERVICE MERCHANDISE COMPANY, INC.
                                  SAVINGS AND INVESTMENT PLAN


              June 27, 1994       By:  /s/ S. Cusano
                                       _____________
                                       S. Cusano
                                       Benefits Committee Chairman

              June 27, 1994       By:  /s/ Glen A. Bodzy
                                       _________________
                                       Glen A. Bodzy

              June 27, 1994       By:  /s/ Raymond Zimmerman
                                       _____________________
                                       Raymond Zimmerman

SERVICE MERCHANDISE COMPANY, INC.
SAVINGS AND INVESTMENT PLAN
SCHEDULE I - ITEM 27A--
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                   December 31,                                  December 31,
                                                       1993                                          1992
                                 ________________________________________________________________________________________
                                     Number of                                     Number of
                                  Shares or Units                  Current      Shares or Units                 Current
          Description            of Participation      Cost         Value      of Participation      Cost        Value
_________________________________________________________________________________________________________________________
Service Merchandise
   Company, Inc.  Common
   Stock Fund                            2,045,065  $15,828,100   $20,450,647          1,934,608  $12,586,132 $28,051,820

Service Merchandise
   Company, Inc.  Common
   Stock Fund - Cash                             -            -         5,085                  -            -     140,924

New Income Fund (previously,
   Common Trust Fund - Bonds)            1,297,186   11,687,945    11,986,001          1,346,196   11,993,226  12,115,770

Equity Income Fund (previously,
   Common Trust Fund - Stocks)             686,075   10,806,167    11,423,145            489,046    7,447,509   7,643,793

U.S. Treasury Fund (previously,
   Money Market Securities)             16,101,525   16,101,525    16,101,525         16,759,038   16,759,038  16,759,038

Capital Appreciation Fund                  165,708    1,980,798     2,097,858             87,163    1,012,804     992,789

Spectrum Growth Fund                       150,784    1,716,401     1,789,808             33,330      350,669     351,299

Balanced Fund                              145,114    1,648,478     1,744,272             59,325      643,195     656,724
                                                    ___________   ___________                     ___________ ___________
   Total investments                                $59,769,414   $65,598,341                     $50,792,573 $66,712,157
                                                    ===========   ===========                     =========== ===========
Loans to participants                                              $4,551,495                                  $3,558,070
                                                                   ==========                                  ==========

SERVICE MERCHANDISE COMPANY, INC.
SAVINGS AND INVESTMENT PLAN
SCHEDULE II - ITEM 27D--
SCHEDULE OF REPORTABLE TRANSACTIONS
For the Year Ended December 31, 1993
                                                                                  Expense
                                                                                  Incurred
                                                        Total      Total            with               Current
                                                      Purchase    Selling   Lease  Trans-    Cost of   Value of      Net
  Identity of Party     Description of Transactions     Price      Price   Rental  action    Assets     Assets       Gain
____________________________________________________________________________________________________________________________
Series of transactions
   Service Merchandise 190 purchases of $6,693,884   $6,693,884          -      -        -          - $6,693,884           -
      Company, Inc.     and 205 sales of $4,828,283           - $4,828,283      -        - $3,183,710  4,828,283  $1,644,573
      Common Stock
      Fund

   U.S. Treasury       230 purchases of $5,475,132    5,475,132          -      -        -          -  5,475,132           -
      Fund              and 241 sales of $6,132,646           -  6,132,646      -        -  6,132,646  6,132,646           -

   Equity Income       199 purchases of $5,411,181    5,411,181          -      -        -          -  5,411,181           -
      Fund              and 184 sales of $2,179,306           -  2,179,306      -        -  2,052,522  2,179,306     126,784

   New Income          217 purchases of $3,768,473    3,768,473          -      -        -          -  3,768,473           -
      Fund              and 214 sales of $4,207,068           -  4,207,068      -        -  4,073,756  4,207,068     133,312
